Exhibits

Exhibit 4.21

DATED	10 April 2004

BALTIMORE TECHNOLOGIES PLC

and

BIJAN DANIEL KHEZRI

AMENDMENT AND RESTATEMENT OF

WITHOUT PREJUDICE AND SUBJECT TO CONTRACT

COMPROMISE AGREEMENT

Nabarro Nathanson

Lacon House

Theobald’s Road

London WC1X 8RW

Tel: 020 7524 6000

Exhibits

DATE 10 April 2004

PARTIES

(1)	BALTIMORE TECHNOLOGIES PLC whose registered office is at Innovation House, Mark Road, Hemel Hempstead, Herts HP2 7DN (the “Company”); and

(2)	BIJAN DANIEL KHEZRI of The Basement Flat, 40 Winchester Street, London SW1V 4NF (the “Executive”).

RECITALS

(A)	By the Without Prejudice and Subject to Contract Compromise Agreement dated 1 April 2004 between the Company and the Executive (“Compromise Agreement”) it was agreed between the Company and the Executive that the Executive will resign from his position as chief executive of the Company and other matters were agreed on the terms and conditions as set out in the Compromise Agreement.

(B)	It has been mutually agreed between the Company and the Executive to amend and restate the Compromise Agreement with effect as from 1 April 2004 in the form set out in the Schedule hereto.

IT IS AGREED AS FOLLOWS:

1.	The Compromise Agreement is hereby terminated together with all letters, deeds and releases which have been executed thereunder and is hereby replaced in its entirety with the Amendment and the Agreement set out in the Schedule which commences and has effect in all respects as from 1 April 2004.

2.	This Agreement may be executed in two counterparts, each of which shall be deemed to be an original and which shall together constitute one and the same Agreement.

3.	This Agreement, once duly executed by both parties, will become an open document evidencing an agreement binding on the parties to it and the words “without prejudice and subject to contract” will cease to have any effect.

4.	This Agreement will be governed by and construed in accordance with the laws of England and Wales and the parties hereby submit to the exclusive jurisdiction of the Courts of England and Wales except that this Agreement may be enforced in any court of competent jurisdiction.

Exhibits

THE SCHEDULE TO THE AMENDMENT AND RESTATEMENT

OF WITHOUT PREJUDICE AND SUBJECT TO CONTRACT

COMPROMISE AGREEMENT

DATED	As of 1 April 2004

BALTIMORE TECHNOLOGIES PLC

and

BIJAN DANIEL KHEZRI

AMENDED AND RESTATED

WITHOUT PREJUDICE AND SUBJECT TO CONTRACT

COMPROMISE AGREEMENT

Nabarro Nathanson

Lacon House

Theobald’s Road

London WC1X 8RW

Tel: 020 7524 6000

Exhibits

AMENDED AND RESTATED COMPROMISE AGREEMENT

DATE As of 1 April 2004

PARTIES

(3)	BALTIMORE TECHNOLOGIES PLC whose registered office is at Innovation House, Mark Road, Hemel Hempstead, Herts HP2 7DN (the “Company”); and

(4)	BIJAN DANIEL KHEZRI of The Basement Flat, 40 Winchester Street, London SW1V 4NF (the “Executive”).

RECITALS

(C)	The Executive is employed by the Company as Chief Executive Officer under the terms of a Service Agreement dated 11 October 2001 (the “Service Agreement”).

(D)	It has been mutually agreed between the Company and the Executive that the Executive will resign as chief executive of the Company and that his employment will be terminated on the following terms and conditions.

IT IS AGREED AS FOLLOWS:

1.	The Executive will resign as Chief Executive of the Company and from all other executive offices held by him in any member of the Group in the terms set out in Schedule 2 and his employment will be terminated with effect from the day immediately following the date upon which the filing takes place of the Annual Report and 20-F of the Group for 2003 with the US Securities and Exchange Commission, in accordance with applicable US law and regulation (the “Termination Date”).

2.	The Company agrees to pay the Executive his normal remuneration excluding any accrued but untaken holiday entitlement (less tax and National Insurance and less any amounts outstanding and due from the Executive to the Company) up to and including the Termination Date.

3.	By way of compensation for loss of office and the termination of the Executive’s employment with the Company and in consideration of the Executive’s compliance with his obligations hereunder, the Company will:

3.1	make to the Executive within 7 days of the latest of the Termination Date; of receipt of a copy of this Agreement signed by both parties; of return of all Company property and of receipt of the originals of the letters set out in Schedules 1, 2 and 3,

Exhibits

3.1.1	a payment of £150,000 less deductions for tax and National Insurance, being only basic rate tax on the excess over £30,000 which the Company is obliged by law to deduct, by way of compensation for loss of office;

3.1.2	a payment of £160,000 less such tax and National Insurance as the Company is obliged by law to deduct being an amount equal to the Bonus Payment pursuant to the letter dated 8 December 2003 from the Company to the Executive (the “Bonus Letter”) which would be payable if the Net Asset Value (as defined in the Bonus Letter) was determined by reference to the Company’s unaudited financial results for the year ended 31 December 2003 as announced on 31 March 2004 and treating the Relevant Date (as defined in the Bonus Letter) as the Termination Date;

3.2	recommend to the Trustees of the Company’s Share Award Plan dated 16 December 2002 that subject to and in accordance with the rules of the Plan as amended from time to time the Executive shall be entitled to exercise that part of his Award under the Plan that is exercisable in July 2004 on the date of exercise in July 2004 (the “Exercise Date”). It is agreed that that part of the Executive’s Award under the Plan that is exercisable by the Executive after the Exercise Date shall be cancelled and that his entitlement under the Plan shall cease from that date;

3.3	reimburse all the Executive’s outstanding reasonable business expenses provided that all claims (supported by the relevant receipts and vouchers) are submitted on or within 14 days after the Termination Date;

3.4	pay the Executive’s reasonable legal fees for the purposes of obtaining advice in respect of signing this Agreement only up to a maximum payment of £750 plus VAT directly to his solicitors, Lewis Silkin, in accordance with Inland Revenue Extra Statutory Concession A81, following receipt by the Company of an itemised invoice addressed to the Executive but marked as payable by the Company.

4.	It is a condition of the payments under clause 3.1 above that the Executive shall continue as a director and as chairman of the Company in a non executive capacity and shall accept such appointment on the terms of the letter attached to this Agreement at Schedule 3 and that he shall return to the Company on or prior to the Termination Date a duly signed copy of that letter signifying such acceptance.

5.	The Executive will be responsible for all tax and employee’s National Insurance contributions other than as deducted in accordance with clauses 2 and 3 above that may be payable in respect of the payments set out in clauses 2 and 3 and all other payments and arrangements detailed in this Agreement and agrees to indemnify the Company and keep the Company indemnified on a continuing basis against all and any liabilities to tax or employee’s National Insurance contributions (including reasonable costs and expenses and interest and penalties) which the Company may incur in making such payments.

6.

The Executive confirms that he will return by the Termination Date to the Company or its authorised representative all property including (but without limitation) all documents, keys, correspondence, discs, tapes, credit cards, car, mobile phone, security pass, computer, computer peripherals, communications equipment, or any other equipment, items or software, electronic documents, data files, or information in his possession or under his control which relate in any

Exhibits

way to the business or affairs of the Company or any other member of the Group and whether obtained from or prepared for the Company or any member of the Group or any of its or their respective customers or clients or any other third party by virtue of his employment and all copies thereof regardless of the medium on which any such information or copies are held or stored, save for items relevant to his continuing appointment as a Non-Executive Director of the Company. In respect of any such items or information held on any computer or other equipment belonging to the Executive, he hereby undertakes to delete permanently such items and information and all copies forthwith. In the event of the unauthorised retention of any such property by the Executive, the Company hereby reserves the right to offset the value of any such property against any payments due to him pursuant to clause 3.

7.	The Executive hereby accepts and acknowledges that the salary and sums payable to him under clauses 2 and 3 are paid by the Company in full and final settlement of all rights, claims and complaints whatsoever (whether arising under UK common law or statute or under the treaties establishing the European Union or any legislation or judgments issued pursuant thereto or otherwise and whether known or within the contemplation of the Executive or not) which he has or may have against the Company or any other member of the Group or any of their officers or directors or employees arising out of or in connection with his position as director or his employment with the Company and/or its termination, save in relation to any accrued pension entitlements or personal injuries. The Executive further accepts and acknowledges that this Agreement supersedes and replaces all prior or existing negotiations, agreements, arrangements or understandings between the Executive and the Company or any member of the Group relating to or arising out of his employment or its termination whether written or oral express or implied all of which will be deemed to have been cancelled by mutual agreement.

8.	For the purposes of Section 203 of the Employment Rights Act 1996 (including any rights under the Part-time Workers (Prevention of Less Favourable Treatment) Regulations 2000 and the Fixed-Term Employees (Prevention of Less Favourable Treatment) Regulations 2002, Section 77 Sex Discrimination Act 1975, Section 72 Race Relations Act 1976, Section 9 Disability Discrimination Act 1995, Section 288 Trade Union and Labour Relations (Consolidation) Act 1992, Section 49 National Minimum Wage Act 1998, Regulation 35(3) of the Working Time Regulations 1998, Regulation 41 of the Transnational Information and Consultation of Employees Regulations 1999, Regulation 35 of the Employment Equality (Religion or Belief) Regulations 2003 and Regulation 35 of the Employment Equality (Sexual Orientation) Regulations 2003 (together “the Legislation”) the Executive hereby warrants and agrees that:

8.1	by entering into and accepting the arrangements set out in this Agreement, he agrees that he has not and will not present any complaint in respect of any complaint to the employment tribunals or any court or tribunal whether on the grounds that he has been unfairly dismissed or subjected to any form of discrimination by the Company or otherwise and that he has no claim for equal pay or breach of contract or under the Legislation and agrees in any event that the arrangements in this Agreement are intended to compromise such complaints; and

8.2	he is not aware of any statutory claims that he may have other than those referred to in clause 8.1 above; and

8.3	he has received independent legal advice as to the terms and effect of this Agreement, in particular as to its effect on his ability to pursue his rights or any claim as specified in clause

Exhibits

8.1 that he might have before the employment tribunals or any court or tribunal including but without limitation before the European Court of Justice or the European Court of Human Rights, from Michael Burd of Lewis Silkin of 12 Gough Square, London EC4A 3DW who is a solicitor of the Supreme Court holding a current practising certificate; and

8.4	the conditions relating to compromise agreements under the Legislation are satisfied.

9.

9.1	In consideration of the payment of £500 (less tax and National Insurance), the Executive hereby warrants represents and agrees, and further acknowledges that the Company has entered into this Agreement in reliance on his warranties representations and agreement that:

9.1.1	those provisions of the Service Agreement including in particular but without limitation clause 8 (Covenants) and clause 16 (Confidential Information) which are stated to apply after the termination of his employment will continue in full force and effect; and

9.1.2	upon demand he will repay immediately any payment made under clause 3 of this Agreement in the event that the Company or any member of the Group is ordered to pay any compensation or damages to the Executive by an employment tribunal or civil court in respect of any claims by the Executive extant as at the date hereof, then he will forthwith on demand pay an equivalent sum to the Company or any relevant member of the Group and any such repayment will be recoverable by the Company as a debt; and

9.1.3	with the exception of his appointment as non-executive director of the Company, by the date of signing this Agreement he has neither secured, accepted, agreed to accept nor received an offer of employment or engagement as consultant or otherwise to take effect at any time after the Termination Date or the date of this Agreement and that before signing this Agreement he has disclosed or will disclose in full to the Company any conduct or activities on his part during his employment or on the part of other employees of which he is aware which could prejudice, are likely to prejudice, or have prejudiced the interests of the Company or any member of the Group.

9.2	Save as required by law, each of the parties will not make or publish any adverse, untrue or misleading statement or comment about the other and, in the case of the Executive, about the officers and employees of the Company or of any other member of the Group.

10.	The parties hereby agree that the terms of this Agreement and the circumstances and negotiations giving rise to this Agreement are confidential and that neither party will disclose the contents hereof or such circumstances or negotiations without the other party’s consent except to their professional advisers, the Inland Revenue, the Department for Work and Pensions, or as otherwise required by law.

11.

For the purposes of this Agreement: “member of the Group” means any holding company from time to time of the Company and any company which is a subsidiary of either of them (as defined in Section 736 of the Companies Act 1985 or any re-enactment thereof) or any associated company twenty per cent or more of the equity share capital of which is owned

Exhibits

directly or indirectly by the Company (applying the provisions of Section 838 of the Income and Corporation Taxes Act 1988) or any re-enactment thereof whether registered in the United Kingdom, the United States of America or otherwise.

12.	The persons (other than the parties) expressly identified in clauses 6, 7, 8 and 9 may respectively enforce the rights and benefits contained in these clauses, subject to and in accordance with this Agreement and the Contracts (Rights of Third Parties) Act 1999.

13.	This Agreement may be executed in two counterparts, each of which shall be deemed to be an original and which shall together constitute one and the same Agreement.

14.	This Agreement, once duly executed by both parties, will become an open document evidencing an agreement binding on the parties to it and the words “without prejudice and subject to contract” will cease to have any effect.

15.	This Agreement will be governed by and construed in accordance with the laws of England and Wales and the parties hereby submit to the exclusive jurisdiction of the Courts of England and Wales except that this Agreement may be enforced in any court of competent jurisdiction.

IN WITNESS hereof the parties have entered into this Agreement on the date and year set out above.

Signed	)
For and on behalf of	)
BALTIMORE TECHNOLOGIES PLC	)

Signed and delivered as a deed by:	)
BIJAN DANIEL KHEZRI in the:	)
presence of the witness named below	)

Signature of witness:

Name of witness:

Address:

Exhibits

SCHEDULE 1

Letterhead of Lewis Silkin

TO:	The Directors of Baltimore Technologies Plc (the “Company”)

Date:

Dear Sirs,

Bijan Khezri (“Mr Khezri”)

We refer to the terms of the Compromise Agreement between Mr Khezri, our client, and the Company.

We hereby certify that:

1.	Michael Burd is a solicitor of the Supreme Court of England and Wales holding a current practising certificate and he has advised Mr Khezri as to the terms and effect of the Compromise Agreement;

2.	The firm is not acting (and has not acted) for your Company or any member of its Group nor is it connected in any way with your Company or any member of the Group in a manner which prevents it from giving independent legal advice in relation to this matter;

3.	the conditions contained in the Legislation as defined in the Compromise Agreement are satisfied;

4.	there is in force a [policy of insurance] [indemnity provided for member of a professional body], covering any possible claim by Mr Khezri in respect of loss arising in consequence of the advice given upon the Compromise Agreement.

Yours faithfully

Lewis Silkin

Exhibits

SCHEDULE 2

TO: The Directors of Baltimore Technologies Plc (the “Company”)

Date:

Dear Sirs,

I hereby resign from all executive employment within the Company and from all Associated or Subsidiary Companies within the Group and from all members of the Group as defined in the Amended and Restated Compromise Agreement made between the Company and myself dated As of 1 April 2004 with effect from the Termination Date as defined in the Amended and Restated Compromise Agreement. I confirm that I have no claim of any nature whatsoever outstanding against the Company or any Associated or Subsidiary Companies or any other member of the Group whether for compensation for loss of office or otherwise howsoever arising, save pursuant to the Amended and Restated Compromise Agreement.

SIGNED and DELIVERED as a DEED	)
by Bijan Khezri in the presence of	)
the witness named below:	)

Signature of Witness

Name of Witness

Address

Exhibits

SCHEDULE 3

Letter of Appointment as Non-Executive Director for Bijan Khezri

Exhibits

As of 30 March 2004

Bijan Khezri

Basement Flat

40 Winchester Street

London SW1V 4NF

Dear Bijan

NON-EXECUTIVE DIRECTORSHIP

I am writing on behalf of the Board of Directors and in accordance with recommended principles on corporate governance to confirm the arrangements we have discussed with regard to the terms of your appointment as a non-executive director and chairman of Baltimore Technologies Plc (the “Company”). It is agreed that this is a contract for services and is not a contract of employment. It is agreed that your position as a director of the Company immediately prior to the Commencement date is not being terminated, but instead, with effect from the Commencement Date you will act in a non-executive capacity as a director of the Company.

1.	Term of Office

1.1	Your appointment as a director is in accordance with the Articles of Association of the Company and subject, in particular, to the provisions dealing with retirement by rotation. If you have any queries about the Articles please do not hesitate to contact me. Your appointment which is contingent on satisfactory performance will automatically cease in the event that you are not re-elected as a director by the shareholders of the Company or if for any reason you become disqualified or prohibited by law from being or acting as a director or from being involved in the management of a company.

If the Company is taken over, your period of appointment will terminate when the bid becomes or is declared unconditional as to acceptances. You will also resign as a director at that time if asked to do so by the Board.

1.2

Subject to these provisions, your appointment will be for an initial term of three years commencing on the day immediately following the date upon which the filing takes place of the annual report and 20-F of the Company for 2003 with the US Securities and Exchange Commission in accordance with applicable US

Exhibits

law and regulations (the “Commencement Date”), unless otherwise terminated earlier by and at the discretion of either party on three months notice in writing. We do not undertake to renew your appointment but confirm that your appointment for a further period is open to review.

1.3	Nothing in this letter should be taken to exclude or vary the terms of our Articles as they apply to you and, as a member of the Board, you will share with all directors equal responsibility for the direction of the Company and the Group. Please feel free to raise any issues either with myself or at any Board Meeting. There are generally 4 Board Meetings in each year.

2.	Fees

You will be entitled to a fee at the rate of £40,000 per annum. The fee will be payable in 12 equal instalments in arrears by the last day of each month and will be subject to an annual review by the Board.

On the termination of your appointment on notice, you will be paid your director’s fees on a pro-rata basis, to the extent that they are unpaid, up to the date of termination. Early termination or termination in the circumstances outlined in clause 1.2, will not give rise to any right to compensation.

3.	Expenses

You will be entitled to be reimbursed reasonable expenses incurred in performing your duties on production by you of appropriate vouchers and receipts.

Expenses would include legal and other fees which may arise should you feel it necessary for you to seek independent legal advice about the performance of your duties. The circumstances in which this might occur may be difficult; if you are minded to seek such advice I would expect you to discuss the issue in advance either with me or, in my absence, another of the Company’s non-executive directors before taking such advice and incurring such expenses.

You will be covered by and required to participate in the Company’s directors’ and officers’ liability insurance as amended from time to time. Details of the current policy can be obtained from the Company Secretary.

4.	Duties

4.1

As Chairman and a non-executive director you will be expected to exercise the general fiduciary duties and duties of care and confidentiality expected of every director, and in accordance with the principles outlined in the Combined Code of Good Governance and Best Practice (which forms part of the Listing Rules of the London Stock Exchange plc) as amended from time to time. As Chairman you will be responsible for leading the Board in its deliberations and meetings and representing the Company in relations with shareholders and the financial community. In particular as a non-executive director you are expected to exercise independence on all issues discussed at Board or Committee level,

Exhibits

including on issues relating to strategy, performance and financial matters such as:

(a)	development of strategy;

(b)	performance of the Company’s management in meeting agreed goals and objectives and monitoring the reporting of performance;

(c)	ensuring that financial information is accurate and that financial controls and systems of risk management are robust and defensible;

(d)	determining appropriate levels of remuneration of executive directors;

(e)	present and future availability and use of resources;

(f)	standards of conduct on the Board and in the Company generally;

(g)	approval of the Group’s annual budget;

(h)	shareholder relations (in the widest sense) including London Stock Exchange and Companies Act 1985 compliance;

(i)	acquisitions or disposal of any companies, investments or businesses which are significant in nature in the context of the Group as a whole;

(j)	appointment or removal of senior management and directors of the Company; and

(k)	appointment or removal of the Company Secretary.

You will be required to accept responsibility, publicly and, where necessary, in writing:-

Exhibits

(a)	when required to do so under the Companies Acts or the Financial Services and Markets Act 2000;

(b)	when required to do so by the rules of the London Stock Exchange and under the Combined Code;

(c)	when required to do so by the terms of the City Code on Take-Overs and Mergers; and

(d)	in any event, in the terms set out in the statement of Adherence to Directors’ Responsibilities which will be printed in the Company’s Accounts.

4.2	Overall, you should anticipate a minimum time commitment of 20 days per year. This will include attending Board Meetings (which will be notified to you in writing or by telephone). As you know, the Company’s Committees have powers and responsibilities to meet in accordance with arrangements determined by the Board from time to time. Any alteration of membership of the Committees on which you sit will be discussed with you in advance. You are also required to attend all AGM’s and all EGM’s during your appointment and to attend meetings with shareholders when required to do so. You will also be expected to devote appropriate preparation time ahead of meetings.

4.3	By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role.

4.4	During the term of your appointment as non-executive director you must comply with the Listing Rules published from time to time by the UK Listing Authority, the provisions of the Model Code (as amended from time to time) and any code as may from time to time be adopted by the Company or its holding company on directors conduct or dealings in securities as the Company. You must also comply with all requirements, recommendations or regulations of the Companies Acts 1985 and 1989, the Criminal Justice Act 1993, the Financial Services and Markets Act 2000 (or any other statutory re-enactment or modificationof any such Acts) and the rules and guidance of the London Stock Exchange, as amended from time to time. For these purposes your holdings will include that of any person who is a connected person with you within the meaning of s346 of the Companies Act 1985 as amended.

5.	Outside Interests

5.1	I understand that you have business interests and other directorships other than those in the Company, which are of considerable benefit and enable you to make a full contribution to the work of the Board. However, we would not expect you to accept any appointment or hold any other interests or shareholding which might cause a conflict of interest with your duties to the Group. If at any time you foresee any potential areas of conflict I would be obliged if you would contact me to discuss the situation.

5.2

In any event you must disclose any other potential directorships, shares in other companies or interests in contracts with any company as soon as possible including those covered by Section 324 (as extended to Section 328) of the Companies Act 1985. This restriction does

Exhibits

not apply to shareholdings held for investment purposes only where the shares concerned are quoted or dealt in on a recognised investment exchange and represent 3% or less of the issued share of the class concerned save that, in relation to any company engaged in the same field in which any member of the Group operates, such shareholding will need to be disclosed to the Board and its prior written consent obtained.

6.	Confidential Information

6.1	You must not without my prior clearance, unless required to do so by law, the London Stock Exchange or the Panel on Takeovers and Mergers, either during the continuation of your appointment or at any time after its cessation, for any reason directly or indirectly divulge or use or exploit (other than for the purposes of performing your duties to the Company or any member of the Group) to any person or persons whatsoever any trade secret, confidential information or other information concerning the business, technical processes, designs, services provided and/or the products sold, marketed or under development by the Company or any Group member or customers agents, suppliers or distributors of the Company or other member of the Group or of any third party for which any member of the Group is responsible or in respect of which any member of the Group has an obligation not to disclose of which you may, in the course of your appointment, become aware and you are required to use your best endeavours to prevent unauthorised publication, disclosure, use or exploitation of any such trade secrets or information. These restrictions will cease to apply to information which may have come into the public domain other than through an unauthorised disclosure by you or which constitutes protected disclosure under Part IVA Employment Rights Act 1996, as may be amended from time to time.

6.2	Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently, you should avoid making any statements that might risk a breach of these requirements without prior clearance from me or the Company Secretary.

6.3	You agree and acknowledge that title and all copyrights design rights database rights and other intellectual property rights whatsoever in all works, including correspondence, reports and documents you prepare as a result of the performance of your duties as a non-executive director on behalf of the Company, will at all times be the absolute property of the Company and you hereby assign these to the Company with the intention that all such rights shall vest in the Company immediately on the creation devising or making of each of the works to which they relate and hereby unconditionally and irrevocably waive all rights arising under Chapter IV of Part I of the Copyright Designs and Patents Act 1988 (as amended from time to time) in respect of all copyright works so created.

6.4

On termination of your appointment, for whatever reason, you must promptly return to the Company or its authorised representative all property (including but without limitation) all documents, listings, keys, correspondence, security or charge cards or discs, tapes, credit cards, mobile phone, computer, computer peripherals, communications equipment, software, electronic documents, data files or other equipment, items or information in your possession or under your control which are the property of the Company or any other member of the Group or which relate in any way to the business or affairs or customers of the Company or any other member of the Group and all copies thereof regardless of the medium on which

Exhibits

such copies are stored or held. In respect of any such items or information held on any computer software data files or other equipment belonging to you, you are required to delete any such items and information and all copies immediately on termination of your appointment.

We all look forward to your contribution to our business and to working with you in the years ahead. If you require any further information on the business or affairs of the Group, please let me know.

I would be grateful if you would confirm your acceptance of the terms of your appointment by signing and returning the attached copy letter.

Yours sincerely,

Andrew Hunt

For and on behalf of

BALTIMORE TECHNOLOGIES PLC

I have read this letter and accept the appointment on the terms detailed above.

Signature: Bijan Khezri	Date: As of 30 March 2004

Name: Bijan Khezri